Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 36
DATED OCTOBER 8, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 36 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 36 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 35 dated October 4, 2004, Supplement No. 34 dated September 27, 2004, and Supplement No. 33 dated September 15, 2004, (Supplement No. 33 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and September 10, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Bed, Bath & Beyond Plaza, Miami, Florida

On October 5, 2004, we purchased a shopping center newly constructed during 2003 and 2004 known as Bed, Bath & Beyond Plaza, containing 97,447 gross leasable square feet. This center has entered into a 65-year ground lease with the owner of the real property. We are not acquiring the underlying real property but only the buildings on the real property and will continue to be under a 65 year ground lease. The center is located at Northwest 107th Avenue and Northwest 19th Street in Miami, Florida.

We purchased this center from an unaffiliated third party. Our total acquisition cost was approximately $20,350,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $209 per square foot of leasable space.

We purchased this center with our own funds. However, we expect to place financing on the center at a later date.

We do not intend to make significant repairs and improvements to this center over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Four tenants, Bed, Bath & Beyond, Office Depot, Pier 1 Imports and Party City, will lease more than 10% of the total gross leasable area of the center. The leases with these tenants require the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Bed, Bath & Beyond	28,053	29	14.80	03/04	01/20

Office Depot	16,175	17	23.32	08/04	08/09

Pier 1 Imports	10,582	11	27.65	11/03	02/14

Party City	10,930	11	18.12	12/03	08/14

For federal income tax purposes, the depreciable basis in this center will be approximately $15,263,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Bed, Bath & Beyond Plaza is a newly constructed center completed during 2003 and 2004. As of September 1, 2004, the property was 100% leased to 16 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Sally Beauty Supplies	1,368	05/09	40,632	29.70
A+ Nails	1,301	05/09	41,333	31.77
Bo Concept	5,100	06/09	69,193	13.57
Office Depot	16,175	08/09	377,201	23.32
Young Eye Associates	1,299	08/09	36,372	28.00
Cold Stone Creamery	1,592	09/09	48,556	30.50
Pier 1 Imports	10,582	02/14	292,621	27.65
Starbucks	1,402	03/14	55,382	39.50
Sprint PCS	3,622	12/10	118,657	32.76
Moe's Southwestern Grill	2,400	05/14	72,072	30.03
Doral Dentist Partners	1,707	07/14	25,523	14.95
Party City	10,930	08/14	198,052	18.12
Bed, Bath & Beyond	28,053	01/20	415,184	14.80
Fuddruckers	6,000	*	192,444	32.07
Quiznos	1,360	*	38,082	28.00
Cargo Kids!	4,556	*	129,406	28.40

* Lease term information is not currently available.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offering as of October 6, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	149,251,553	1,492,435,548	153,815,862	1,338,619,686

Shares sold pursuant to our distribution reinvestment program	2,041,465	19,393,919	-	19,393,919

	151,313,018	1,512,029,467	153,815,862	1,358,213,605

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.